Exhibit 99.2

Centogene N.V.

Unaudited interim condensed consolidated statements of comprehensive loss for the three and six months ended June 30, 2021 and 2020

(in EUR k)

		For the three months ended June 30		For the six months ended June 30
	Note	2020	2021	2020	2021
Revenue	4, 5	9,719	51,871	21,824	116,831
Cost of sales		6,815	43,760	13,833	95,707
Gross profit		2,904	8,111	7,991	21,124
Research and development expenses		3,119	4,053	5,810	8,388
General administrative expenses		7,767	10,494	15,665	22,090
Selling expenses		2,386	1,942	4,712	3,891
Impairment of financial assets	7	500	580	1,674	675
Other operating income	6.1	801	1,276	1,746	1,642
Other operating expenses	6.2	37	2	138	36
Operating loss		(10,104)	(7,684)	(18,262)	(12,314)
Interest and similar income		13	—	13	—
Interest and similar expense		269	212	718	471
Financial costs, net		(256)	(212)	(705)	(471)
Loss before taxes		(10,360)	(7,896)	(18,967)	(12,785)
Income tax expenses		—	124	129	124
Loss for the period		(10,360)	(8,020)	(19,096)	(12,909)
Other comprehensive income/ (loss), all attributable to equity holders of the parent		(6)	(191)	70	(70)
Total comprehensive loss		(10,366)	(8,211)	(19,026)	(12,979)
Attributable to:
Equity holders of the parent		(10,364)	(8,222)	(18,963)	(13,025)
Non‑controlling interests		(2)	11	(63)	46
		(10,366)	(8,211)	(19,026)	(12,979)
Loss per share - Basic and diluted (in EUR)		(0.52)	(0.37)	(0.95)	(0.58)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Centogene N.V.

Unaudited interim condensed consolidated statements of financial position as at December 31, 2020 and June 30, 2021

(in EUR k)

Assets	Note	Dec 31, 2020	June 30, 2021
Non‑current assets
Intangible assets		12,407	12,179
Property, plant and equipment		16,590	16,411
Right-of-use assets		22,120	20,558
Other assets	7	1,967	3,023
		53,084	52,171
Current assets
Inventories		11,405	9,281
Trade receivables and contract assets	7	29,199	18,490
Other assets	7	8,286	6,064
Cash and cash equivalents	8	48,156	34,780
		97,046	68,615
		150,130	120,786

Equity and liabilities	Note	Dec 31, 2020	June 30, 2021
Equity
Issued capital	9	2,654	2,693
Capital reserve	9	125,916	130,153
Retained earnings and other reserves		(62,888)	(75,913)
Non‑controlling interests		95	141
		65,777	57,074
Non‑current liabilities
Non‑current loans	10.1	401	200
Lease liabilities	10.1	17,677	16,209
Deferred tax liabilities		207	246
Government grants	10.2	8,950	8,640
		27,235	25,295
Current liabilities
Government grants	10.2	1,342	1,352
Current loans	10.1	2,492	3,883
Lease liabilities	10.1	3,528	3,299
Trade payables	10.2	31,736	14,014
Liabilities from income taxes	10.2	58	143
Other liabilities	10.2	17,962	15,726
		57,118	38,417
		150,130	120,786

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Centogene N.V.

Unaudited interim condensed consolidated statements of cash flows for the six months ended June 30, 2020 and 2021

(in EUR k)

		For the six months ended June 30
	Note	2020	2021
Operating activities

Loss before taxes		(18,967)	(12,785)

Adjustments to reconcile loss to cash flow from operating activities

Amortization and depreciation	5	4,432	6,670
Interest income		(13)	—
Interest expense		718	471
Expected credit loss allowances on trade receivables and contract assets	7	1,674	675
Share‑based payment expenses	11	1,393	4,276
Tax expense		129	124
Other non‑cash items		(686)	126

Changes in operating assets and liabilities
Inventories		(6,252)	2,124
Trade receivables and contract assets	7	(64)	10,034
Other assets	7	269	328
Trade payables	10.2	274	(17,722)
Other liabilities	10.2	2,457	(2,151)

Cash flow used in operating activities		(14,636)	(7,830)

Investing activities

Cash paid for investments in intangible assets	5	(3,965)	(2,089)
Cash paid for investments in property, plant and equipment		(3,072)	(2,696)
Grants received for investment in property, plant and equipment	10.2	390	—
Interest received		13	—

Cash flow used in investing activities		(6,634)	(4,785)

Financing activities
Cash paid for acquisition of non-wholly owned subsidiary		(75)	—
Cash received from loans	10.1	928	1,769
Cash repayments of loans	10.1	(1,260)	(185)
Cash repayments of lease liabilities	10.1	(1,619)	(2,263)
Interest paid		(399)	(82)

Cash flow from used in financing activities		(2,425)	(761)

Changes in cash and cash equivalents		(23,695)	(13,376)
Cash and cash equivalents at the beginning of the period		41,095	48,156
Cash and cash equivalents at the end of the period		17,400	34,780

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Centogene N.V.

Unaudited interim condensed consolidated statements of changes in equity for the six months ended June 30, 2020 and 2021

		Attributable to the owners of the parent
				Currency			Non-
		Issued	Capital	translation	Retained		controlling	Total
in EUR k	Note	capital	reserve	reserve	earnings	Total	interests	equity

As of January 1, 2020		2,383	98,099	—	(40,622)	59,860	(938)	58,922
Loss for the period		—	—	—	(19,033)	(19,033)	(63)	(19,096)
Other comprehensive loss		—	—	70	—	70	—	70
Total comprehensive loss		—	—	70	(19,033)	(18,963)	(63)	(19,026)
Share-based payments	11	—	1,393	—	—	1,393	—	1,393
Disposal of non-wholly owned subsidiary	6.2	—	—	—	—	—	268	268
Acquisition of non-wholly owned subsidiary		—	—	—	(755)	(755)	680	(75)
As of June 30, 2020		2,383	99,492	70	(60,410)	41,535	(53)	41,482

		Attributable to the owners of the parent
				Currency			Non-
		Issued	Capital	translation	Retained		controlling	Total
in EUR k	Note	capital	reserve	reserve	earnings	Total	interests	equity

As of January 1, 2021		2,654	125,916	(48)	(62,840)	65,682	95	65,777
Loss for the period		—	—	—	(12,955)	(12,955)	46	(12,909)
Other comprehensive loss		—	—	(70)	—	(70)	—	(70)
Total comprehensive loss		—	—	(70)	(12,955)	(13,025)	46	(12,979)
Share-based payments	11	—	4,276	—	—	4,276	—	4,276
Exercise of options		39	(39)	—	—	—	—	—
As of June 30, 2021		2,693	130,153	(118)	(75,795)	56,933	141	57,074

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and June 30, 2021 and for the three months and six months ended June 30, 2020 and 2021

1General company information

Centogene N.V. (“the Company”) and its subsidiaries (“the Group”) focus on rare diseases and seek to transform real-world clinical and genetic or other data into actionable information for patients, physicians and pharmaceutical companies. The mission of the Company is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers.

On November 7, 2019, the Company completed an initial public offering (“IPO”) and has since been listed on Nasdaq Global Market under stock code “CNTG”. Centogene N.V. is a public company with limited liability incorporated in the Netherlands, with registered office located at Am Strande 7 in 18055 Rostock, Germany and Dutch trade register number 72822872.

In July 2020, the Company completed a follow-on offering of 3,500,000 common shares of the Company (the “Follow-on Equity Offering”), consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling shareholders at a price to the public of USD 14.00 per common share (i.e. EUR 12.71 per share). Aggregate offering proceeds, net of underwriting discounts, commissions and transaction costs, were EUR 22 million to the Company.

2Basis of preparation

The interim condensed consolidated financial statements for the three and six months ended June 30, 2020 and 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2020. Unless otherwise specified, "the Company" refers to Centogene N.V. and Centogene GmbH throughout the remainder of these notes, while "the Group" refers to Centogene N.V., Centogene GmbH and its subsidiaries.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2020. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective, and there are no new or amended standards or interpretations that are issued and became effective for the 2021 annual reporting period, that have a material impact on the Group.

These interim condensed consolidated financial statements are presented in euro, which is the Group's functional currency. Unless otherwise specified, all financial information presented in euro is rounded to the nearest thousand (EUR k) in line with customary commercial practice.

3Effect of COVID-19 Pandemic

The COVID-19 pandemic has spread worldwide and continues to cause many governments to maintain measures to slow the spread of the outbreak through quarantines, travel restrictions, closures of borders and requiring maintenance of physical distance between individuals.

Since the second quarter of 2020, the COVID-19 pandemic has resulted in a slowdown in our Diagnostics and Pharmaceutical businesses. As part of the Company’s initiative to assist local, national and international authorities as well as other partners in their efforts to facilitate the earliest possible diagnosis of COVID-19 and thereby contribute to allowing society to return to a “new” normal, the Company commenced testing for COVID-19 in March 2020.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and June 30, 2021 and for the three months and six months ended June 30, 2020 and 2021

During the six months ended June 30, 2021, the Group continued the COVID-19 testing activities started in 2020 with a leading role in providing testing services at airports in Germany. Furthermore, new variants of the virus have emerged since mid-December 2020. How these mutations develop and their impact on the effectiveness of vaccines is not yet fully clear. Furthermore, vaccination campaigns in several countries started during the six months ended June 30, 2021, and due to the expected increase in the availability of vaccines until the end of the year, the expectation is that governments will reduce restrictions during 2021. How and when this would affect the potential prolongation of the need for testing on a broader scale is not clear yet.

Although the Group is taking a number of measures aimed at minimizing disruptions to the business and operations, and while the provision of testing for the COVID-19 virus is anticipated to generate additional revenues for us, the full extent to which the global COVID-19 pandemic may impact the business will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the pandemic, the availability of vaccines, the probability of the occurrence of further outbreaks and the ultimate impact on the financial markets and the global economy, and could result in an unforeseen negative impact on the business and future results of operations.

4Revenues from contracts with customers

in EUR k	Three Months Ended June 30, 2020(1)
	Pharmaceutical	Diagnostics	COVID-19	Total
Rendering of services	3,606	3,684	2,053	9,343
Sales of goods	334	—	42	376
Total Revenues from contracts with external customers	3,940	3,684	2,095	9,719

Recognized over time	3,606	3,684	522	7,812
Recognized at a point in time	334	—	1,573	1,907
Total Revenues from contracts with external customers	3,940	3,684	2,095	9,719

Geographical information
Europe	23	1,109	2,095	3,227
—Germany*#	19	1	2,095	2,115
—Netherlands**	—	—	—	—
Middle East	45	1,789	—	1,834
—Saudi Arabia#	—	1,106	—	1,106
North America	3,872	501	—	4,373
—United States#	3,872	493	—	4,365
Latin America	—	219	—	219
Asia Pacific	—	66	—	66
Total Revenues from contracts with external customers	3,940	3,684	2,095	9,719
(1)	Since the COVID-19 business has been reported as a separate segment as from the third quarter of 2020, the comparative figures for the three and six months ended June 30, 2020 were adjusted retrospectively for both the COVID-19 and diagnostics segments.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and June 30, 2021 and for the three months and six months ended June 30, 2020 and 2021

in EUR k	Three Months Ended June 30, 2021
	Pharmaceutical	Diagnostics	COVID-19	Total
Rendering of services	2,653	6,715	42,325	51,693
Sales of goods	178	—	—	178
Total Revenues from contracts with external customers	2,831	6,715	42,325	51,871

Recognized over time	2,653	6,715	7,128	16,496
Recognized at a point in time	178	—	35,197	35,375
Total Revenues from contracts with external customers	2,831	6,715	42,325	51,871

Geographical information
Europe	49	1,320	42,161	43,530
—Germany*#	—	57	40,323	40,380
—Netherlands**	—	3	1,771	1,774
Middle East	26	3,950	—	3,976
North America	2,731	690	164	3,585
Latin America	25	608	—	633
Asia Pacific	—	147	—	147
Total Revenues from contracts with external customers	2,831	6,715	42,325	51,871

*country of the incorporation of Centogene GmbH

**country of the incorporation of Centogene N.V.

#	countries contributing more than 10% of the Group’s total consolidated revenues for the three months ended June 30, 2020 and 2021, respectively.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and June 30, 2021 and for the three months and six months ended June 30, 2020 and 2021

in EUR k	Six months ended June 30, 2020(1)
	Pharmaceutical	Diagnostics	COVID-19	Total
Rendering of services	7,880	11,226	2,066	21,172
Sales of goods	610	—	42	652
Total Revenues from contracts with external customers	8,490	11,226	2,108	21,824

Recognized over time	7,880	11,226	535	19,641
Recognized at a point in time	610	—	1,573	2,183
Total Revenues from contracts with external customers	8,490	11,226	2,108	21,824

Geographical information
Europe	67	2,713	2,108	4,888
—Germany*#	38	61	2,108	2,207
—Netherlands**	—	3	—	3
Middle East	48	6,204	—	6,252
—Saudi Arabia#	—	4,139	—	4,139
North America	8,375	1,121	—	9,496
—United States#	8,375	964	—	9,339
Latin America	—	965	—	965
Asia Pacific	—	223	—	223
Total Revenues from contracts with external customers	8,490	11,226	2,108	21,824
(1)	Since the COVID-19 business has been reported as a separate segment as from the third quarter of 2020, the comparative figures for the six months ended June 30, 2020 were adjusted retrospectively for both the COVID-19 and diagnostics segments.

in EUR k	Six months ended June 30, 2021
	Pharmaceutical	Diagnostics	COVID-19	Total
Rendering of services	6,046	13,098	97,302	116,446
Sales of goods	383	—	2	385
Total Revenues from contracts with external customers	6,429	13,098	97,304	116,831

Recognized over time	6,046	13,098	18,972	38,116
Recognized at a point in time	383	—	78,332	78,715
Total Revenues from contracts with external customers	6,429	13,098	97,304	116,831

Geographical information
Europe	198	2,534	96,282	99,014
—Germany*#	—	110	92,668	92,778
—Netherlands**	—	5	3,539	3,544
Middle East	55	8,085	—	8,140
North America	6,136	1,154	944	8,234
—United States	6,136	1,045	944	8,125
Latin America	40	1,018	—	1,058
Asia Pacific	—	307	78	385
Total Revenues from contracts with external customers	6,429	13,098	97,304	116,831

*country of the incorporation of Centogene GmbH

**country of the incorporation of Centogene N.V.

#	countries contributing more than 10% of the Group’s total consolidated revenues for the six months ended June 30, 2020 and 2021, respectively.

The Group collaborated with a range of pharmaceutical partners on a worldwide basis in 2020 and 2021. In addition, in cases where pharmaceutical partners are developing a new rare disease treatment, it is generally anticipated that

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and June 30, 2021 and for the three months and six months ended June 30, 2020 and 2021 the final approved treatment will be made available in several countries or globally. As a result, the Group allocates the revenues of the pharmaceutical segment by geographical region by reference to the location where each pharmaceutical partner mainly operates, which is based on the region from which most of their revenues are generated. The allocation of revenues in the diagnostics segment and COVID-19 segments is based on the location of each customer.

Pharmaceutical segment

During the three and six months ended June 30, 2021, revenues from one pharmaceutical partner represented 4.1% and 4.4%, respectively, of the Group's total revenues (the three and six months ended June 30, 2020: 26.2% and 26.4%, respectively).

COVID-19 segment

During the three months ended June 30, 2021, revenues from two COVID-19 partners represented 5.2% and 12.9%, respectively, of the Group’s total revenues (the three months ended June 30, 2020: nil). In the six months ended June 30, 2021, revenues from two COVID-19 partners represented 4.7% and 15.2%, respectively, of the Group’s total revenues (the six months ended June 30, 2020: nil).

To support the COVID-19 test offerings, the Company acquired laboratory facilities and equipment, developed CENTOGENE’s Corona Test Portal and leased laboratory space at several locations in Germany. Additionally, COVID-19 testing capacity is provided through custom-built CentoTrucks, mobile laboratories in a container setup to carry out the COVID-19 analysis. Total investments in COVID-19 testing for the three and six months ended June 30, 2021 amounted to EUR 618k and EUR 2,034k, respectively, in property, plant and equipment (the three and six months ended June 30, 2020: EUR 1,873k and EUR 1,903k, respectively). An amount of EUR 354k is included in intangible assets and relates to the development of CENTOGENE’s Corona Test Portal for the six months ended June 30, 2021, no investments in intangibles were made in the three months ended June 30, 2021 (the three and six months ended June 30, 2020: EUR 527k and EUR 527k, respectively).

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and June 30, 2021 and for the three months and six months ended June 30, 2020 and 2021

5Segment information

in EUR k	Three months ended June 30, 2020
	Pharmaceutical	Diagnostics	COVID-19	Corporate	Total
Total Revenues from contracts with external customers	3,940	3,684	2,095	—	9,719

Adjusted EBITDA	1,799	(1,636)	812	(8,395)	(7,420)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	301	200	1,873	1,249	3,623
Additions to intangible assets	1,852	—	527	395	2,774

Other segment information
Depreciation and amortization	389	563	54	1,342	2,348
Research and development expenses	—	—	—	3,119	3,119

in EUR k	Three Months Ended June 30, 2021
	Pharmaceutical	Diagnostics	COVID-19	Corporate	Total
Total Revenues from contracts with external customers	2,831	6,715	42,325	—	51,871

Adjusted EBITDA	647	580	6,251	(9,544)	(2,066)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	3	—	618	105	726
Additions to intangible assets	241	—	—	522	763

Other segment information
Depreciation and amortization	410	412	1,069	1,493	3,384
Research and development expenses	—	—	—	4,053	4,053

	Six Months Ended June 30, 2020
in EUR k	Pharmaceutical	Diagnostics	COVID-19	Corporate	Total
Total Revenues from contracts with external customers	8,490	11,226	2,108	—	21,824

Adjusted EBITDA	4,407	(1,358)	621	(16,107)	(12,437)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	301	987	1,903	1,836	5,027
Additions to intangible assets	2,854	—	527	584	3,965

Other segment information
Depreciation and amortization	1,071	1,107	54	2,200	4,432
Research and development expenses	—	—	—	5,810	5,810

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and June 30, 2021 and for the three months and six months ended June 30, 2020 and 2021

	Six Months Ended June 30, 2021
in EUR k	Pharmaceutical	Diagnostics	COVID-19	Corporate	Total
Total Revenues from contracts with external customers	6,429	13,098	97,304	—	116,831

Adjusted EBITDA	2,144	1,633	16,418	(21,563)	(1,368)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	9	234	2,034	419	2,696
Additions to intangible assets	563	—	354	1,172	2,089

Other segment information
Depreciation and amortization	824	818	1,996	3,032	6,670
Research and development expenses	—	—	—	8,388	8,388

Adjustments to EBITDA

Adjustments to EBITDA include non-cash charges in relation to depreciation, amortization (including impairments), and share-based payments as well as net financial costs, and income taxes. Certain costs, and related income, are not allocated to the reporting segment results and represent the residual operating activities of the Group reported as ‘Corporate’. These include corporate overheads, which are responsible for centralized functions such as communications, information technology, facilities, legal, finance and accounting, insurance (D&O), human resources, business development and strategic initiatives, certain professional and consulting services, procurement, research and development and other supporting activities.

Increases in corporate expenses for the three and six months ended June 30, 2021 are mainly due to increased personnel costs and administrative costs and additional investments in IT support and data center costs.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and June 30, 2021 and for the three months and six months ended June 30, 2020 and 2021

Reconciliation of segment Adjusted EBITDA to Group loss for the period

For the three months ended June 30	2020	2021
Reported segment Adjusted EBITDA	975	7,477
Corporate expenses	(8,395)	(9,543)
	(7,420)	(2,066)
Share-based payment expenses (Note 11)	(336)	(2,234)
Depreciation and amortization	(2,348)	(3,384)
Operating loss	(10,104)	(7,684)
Financial costs, net	(256)	(212)
Income tax expenses	—	(124)
Loss for the three months ended June 30	(10,360)	(8,020)

For the six months ended June 30	2020	2021
Reported segment Adjusted EBITDA	3,670	20,195
Corporate expenses	(16,107)	(21,563)
	(12,437)	(1,368)
Share-based payment expenses (Note 11)	(1,393)	(4,276)
Depreciation and amortization	(4,432)	(6,670)
Operating loss	(18,262)	(12,314)
Financial costs, net	(705)	(471)
Income tax expenses	(129)	(124)
Loss for the six months ended June 30	(19,096)	(12,909)

Non-current asset locations

Non-current assets of the Group consist of right-of-use assets (under IFRS 16), property, plant and equipment, as well as intangible assets. All of such assets are located in Germany, which is the country of the business address of Centogene GmbH, except for property, plant and equipment of EUR 460k (December 31, 2020: EUR 516k) and right-of-use assets of EUR 449k (December 31, 2020: EUR 709k), which are located in the United States.

,

6Other income and expenses

6.1Other operating income

	For the Three months ended June 30		For the Six months ended June 30
in EUR k	2020	2021	2020	2021
Government grants	703	837	1,405	1,177
Others	98	439	341	465
Total other operating income	801	1,276	1,746	1,642

Government grants include performance-based grants to subsidize research, development and innovation in the state of Mecklenburg-Western Pomerania from funds granted by the European Regional Development Fund. Furthermore, government grants contain the release of deferred income from investment related grants. Other operating income includes the bank loan granted under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) which was forgiven during the three months ended June 30, 2021 (see note 10).

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and June 30, 2021 and for the three months and six months ended June 30, 2020 and 2021

6.2Other operating expenses

	For the Three months ended June 30		For the Six months ended June 30
in EUR k	2020	2021	2020	2021
Currency losses	37	(8)	37	26
Others	—	10	101	10
Total other operating expenses	37	2	138	36

During the six months ended June 30, 2020, the Group disposed of its entire 51% interest in LPC GmbH (“LPC”) to the minority shareholders for a consideration of EUR 213k, of which EUR 200k is to be paid over a period of four years (and included in other assets, see note 7). The related non-controlling interest of EUR 268k (accumulated share of loss) was debited to profit or loss, and the sale resulted in a loss of EUR 101k.

7Trade receivables and other assets

in EUR k	Dec 31, 2020	June 30, 2021
Non‑current
Other assets - Rental deposits	1,867	2,923
Other assets – Others	100	100
	1,967	3,023
Current
Trade receivables, net	25,656	15,630
Contract assets, net	3,543	2,860
Other assets	8,286	6,064
	37,485	24,554
Total non-current and current trade receivables and other assets	39,452	27,577

Other non-current assets

The non-current portion of other assets mainly include cash deposits of EUR 2,250k used to secure a bank guarantee of EUR 3,000k relating to the leases of the Rostock headquarters building, cash deposits of EUR 192k, used to secure a bank guarantee of EUR 257k, relating to the leases of the Berlin office and EUR 285k for the leases of certain plant and machineries. It also includes the non-current part of the consideration receivable for the sale of LPC for EUR 100k. (see note 6.2).

Trade receivables and contract assets

Trade receivables are non-interest bearing and are generally due in 30 to 90 days. In general, portfolio-based expected credit loss allowances are recognized on trade receivables and contract assets.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and June 30, 2021 and for the three months and six months ended June 30, 2020 and 2021

in EUR k	Dec, 2020	June 30, 2021
Not past due	24,185	11,826
Past due 1-30 days	2,228	3,293
Past due 31-90 days	797	2,474
Past due more than 90 days	6,757	6,275
Total gross amount of trade receivables and contract assets	33,967	23,868

Expected credit loss rate
Not past due	1.6%	1.2%
Past due 1-30 days	3.1%	3.6%
Past due 31-90 days	7.7%	11.8%
Past due more than 90 days	63.0%	77.0%
Expected credit loss rate on total gross trade receivables and contract assets	14.0%	22.7%

Expected credit loss	4,768	5,378

The addition to the allowance for expected credit losses amounts to EUR 580k and EUR 675k for the three and six months ended June 30, 2021, respectively, which was included in the impairment of financial assets in the profit and loss account (the three and six months ended June 30, 2020: EUR 500k and EUR 1,674k).

Other current assets

The current assets include no VAT receivables (December 31, 2020: EUR 226k), prepaid expenses of EUR 2,873k (December 31, 2020: EUR 4,431k), receivables related to exercised share-based payment grants of EUR 283k (December 31, 2020: EUR 1,253k receivables), receivables related to COVID-19 bank or credit card transactions of EUR 435k (December 31, 2020: EUR 1,076k), as well as receivables from grants of EUR 1,280k (December 31, 2020: EUR 442k).

8Cash and short-term deposits

As of June 30, 2021, the Group has pledged its short-term deposits with carrying amount of EUR 1,500k (December 31, 2020: EUR 1,500k) and EUR 2,500k (December 31, 2020: EUR 2,500k) respectively, to fulfil collateral requirements in respect of existing secured bank loan and overdraft facility up to EUR 2,500k. In addition, the Group has pledged its short-term deposits of EUR 1,000k (December 31, 2020: EUR 1,000k) related to two other overdraft facilities worth EUR 500k each.

The restriction applying to the collateral may be terminated at any time subject to the full amount of the relevant bank loans and the overdrafts being repaid.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and June 30, 2021 and for the three months and six months ended June 30, 2020 and 2021

9Equity

Common Shares

As of June 30, 2021, 22,445,242 common shares of Centogene N.V. with a nominal value of EUR 0.12 were issued and fully paid up (December 31, 2020: 22,117,643). As of June 30, 2021, the authorized but unissued common share capital amounted to EUR 6,787k (December 31, 2020: EUR 6,826k).

The holders of common shares are entitled to the Company's approved dividends and other distributions as may be declared from time to time by the Company, and are entitled to vote per share on all matters to be voted at the Company's annual general meetings.

Capital reserve

As of June 30, 2021, capital reserve included a share premium of EUR 107,459k (December 31, 2020: EUR 107,498k), being amounts paid in by shareholders at the issuance of shares in excess of the par value of the shares issued, net of any transaction costs incurred for the share issuance.

In addition, it also included amounts recorded on the basis of share-based payments. For additional information on the share-based payments, see note 11.

10Financial liabilities

10.1Interest-bearing liabilities

in EUR k	Dec 31, 2020	June 30, 2021
Non‑current liabilities
Non‑current portion of secured bank loans	401	200
Total non‑current loans	401	200
Lease liabilities	17,677	16,209
Total non‑current liabilities	18,078	16,409

Current liabilities
Current portion of secured bank loans	567	567
Other bank loans	387	—
Bank overdrafts	1,538	3,316
Total current loans	2,492	3,883
Current portion of lease liabilities	3,528	3,299
Total current liabilities	6,020	7,182

Total non‑current and current liabilities	24,098	23,591

As of June 30, 2021, short-term cash deposits of EUR 1,500k (December 31, 2020: EUR 1,500k were used to secure the secured bank loan outstanding (see note 8).

Other bank loans outstanding as of December 31, 2020 represented bank loans granted under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) which were forgiven during the three months ended June 30, 2021. The amount forgiven has been included in other operating income (see note 6).

The following table is based on the original terms and conditions:

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and June 30, 2021 and for the three months and six months ended June 30, 2020 and 2021

Conditions and statement of liabilities

The outstanding interest-bearing liabilities as of June 30, 2021 and December 31, 2020 have the following conditions:

				Dec 31, 2020		June 30, 2021
				Nominal	Carrying	Nominal	Carrying
in EUR k	Currency	Nominal interest rate	Maturity	amount	amount	amount	amount
Secured bank loan	EUR	2.95%	2017‑22	968	968	767	767
Other bank loan	USD	1%	2020-22	387	387	—	—
Bank overdrafts	EUR	4.75%	Rollover	498	498	496	496
Bank overdrafts	EUR	3.75%	Rollover	628	628	2,324	2,324
Bank overdrafts	EUR	4.50%	Rollover	412	412	496	496
Lease liabilities	EUR	2.1%-3.5%*, 5.4%-9.1%	2017-31	21,205	21,205	19,508	19,508
Total interest‑bearing financial liabilities				24,098	24,098	23,591	23,591
*	represents the incremental borrowing rate of the Group at the commencement of the leases

The bank overdrafts of EUR 2,324k as of June 30, 2021 (December 31, 2020: EUR 628k) were secured by short-term deposits with a carrying amount of EUR 2,500k (December 31, 2020: EUR 2,500k) (see note 8). The other bank overdrafts of EUR 992k (December 31, 2020: EUR 910k) were secured over two short-term deposits with a carrying amount of EUR 500k each (see note 8).

10.2Trade payables and other liabilities

in EUR k	Dec 31, 2020	June 30, 2021
Trade payables	31,736	14,014
Government grants (deferred income)	10,292	9,992
Contract liabilities	4,479	4,913
Others	13,483	10,813
Trade payables and other liabilities	59,990	39,732
Non‑current	8,950	8,640
Current	51,040	31,092

Government grants mainly include investment-related government grants. These were received for the purchase of certain items of property, plant and equipment for the research and development facilities in Mecklenburg-Western Pomerania, including the Rostock facility. The grants were issued in the form of investment subsidies as part of the joint federal and state program, "Verbesserung der regionalen Wirtschaftsstruktur" (improvement of the regional economic structure) in connection with funds from the European Regional Development Fund. No additional grants were received during the six months ended June 30, 2021 related to the purchase of certain items of property, plant and equipment (the six months ended June 30, 2020: EUR 390k).

In addition, other liabilities include a provision for outstanding invoices of EUR 4,931k (December 31, 2020: EUR 1,245k), personnel-related liabilities for vacation and bonuses totaling EUR 3,245k (December 31, 2020: EUR 4,032k), VAT payable of EUR 119k (December 31, 2020: EUR 4,578k payable), as well as liabilities for wage and church tax of EUR 920k (December 31, 2020: EUR 1,988k).

11Share-based payments

Expenses from share-based payment arrangements

During the three and six months ended June 30, 2021, the Company incurred share-based payment expenses of EUR 2,234k and EUR 4,276k, respectively (the three and six months ended June 30, 2020: EUR 336k and EUR 1,393k, respectively). These expenses were included in general administrative expenses for services received during the respective periods.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and June 30, 2021 and for the three months and six months ended June 30, 2020 and 2021

Share-based award activity

A detailed description of the Company’s share-based payment arrangements is included in Note 20 of the Group’s annual consolidated financial statements for the year ended December 31, 2020. During the six months ended June 30, 2021 there were no changes to the terms and conditions of the Company’s share-based payment arrangements.

The following table presents a summary of the Company’s share-based payment arrangement activity for the six months ended June 30, 2021.

	ESOP 2017		2019-2021 awards (1)
number of awards (options and RSUs)	Number	WAEP	Number of options	WAEP (USD)	Number of RSUs	WAEP
Outstanding as of January 1	549,005	0.12	154,925	11.60	1,885,100	—
Granted during the year(1)	—	0.12	30,152	12.57	150,804	—
Exercised during the year	(140,169)	0.12	—	—	(187,430)	—
Outstanding as of June 30	408,836	0.12	185,077	11.76	1,848,474	—
Vested as of June 30	408,836		111,591		230,992
Exercisable as of June 30	408,836		111,591		230,992
(1)	The granted and outstanding options and RSUs do not include the number of awards for which the service period has commenced in advance of grant date. The number of these options and RSUs to be granted is not fixed until the relevant grant date as the number is dependent on the achieved value of the award divided by the trailing volume-weighted average stock price of the Company, pursuant to the terms of the underlying award agreements. These include RSUs to be granted to the new CEO from 2022, the annual RSU award to be granted in 2022 to an executive officer, and the RSUs and options to be granted to certain supervisory board members annually in 2022 and thereafter.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and June 30, 2021 and for the three months and six months ended June 30, 2020 and 2021

The option and RSUs for the years 2019-2021 as included in the table above reflect the activity related to the share-based payment awards ESOP 2019, management, supervisory board and employees.

Grants awarded

During the six months ended June 30, 2021 the following awards were granted:

Award Type (2019 Plan)	Market/ Performance Based Vesting Conditions	Number of Awards	Vesting Conditions	Expiration Date
RSUs	No	105,804	Four equal tranches over a four-year period, starting January 1, 2022, April 1, 2022 or on each anniversary of the grant date	10th anniversary of Grant Date
RSUs	No	30,000	Three equal tranches over a three-year period starting January 1, 2022	10th anniversary of Grant Date
RSUs	No	15,000	Three equal tranches of which the first tranche vested immediately and the two remaining annual tranches will vest starting January 1, 2022	10th anniversary of Grant Date
Options	No	15,152	Four equal tranches over a four-year period following each anniversary of the grant date	10th anniversary of Grant Date
Options	Yes	15,000	Three equal tranches over a three-year period starting January 1, 2022	10th anniversary of Grant Date

The grant date fair value of these grants will be recognized in profit or loss over the service period by using the graded approach.

15,000 of the options referred to above vest only if the 20 trading day volume-weighted average stock price of the Company’s shares preceding the vesting date of each tranche exceeds the exercise price of USD 12.52. This hurdle is considered a market condition. Therefore, expenses would not be reversed, if the tranches do not ultimately vest. The other options have no market or performance-based vesting conditions.

The RSUs referred to above have no market or performance-based vesting conditions. Each RSU represents a right to receive a payment in cash or shares equal to the value of the RSU at the exercise date. The Company has a choice to settle either in cash, in shares or a combination thereof. In line with this, both types of awards are to be settled in shares and expire on the 10th anniversary of the grant date.

Additionally, during the three months ended June 30, 2021 the Company entered into an award agreement with an executive officer under which the officer shall receive annual RSU awards to be granted following each fiscal year, upon approval by the Supervisory Board, based upon achievement of the officer’s annual variable remuneration target. The service period of the annual RSUs to be granted in 2022 has commenced during the three months ended June 30, 2021, corresponding with the employment start date, as entitlement to the RSU grant is dependent on continuing service with the Company through the grant date and annual variable remuneration target. However, the grant date criteria for these awards will not be met until such time the value of the award and number of RSUs to be granted are approved and fixed pursuant to the underlying award agreement.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and June 30, 2021 and for the three months and six months ended June 30, 2020 and 2021

During the six months ended June 30, 2021, an award of 75,000 options granted in 2020 has been modified by removing the condition that the 20 trading day volume-weighted average stock price of the Company’s share preceding the vesting date of each tranche exceeds the exercise price of USD 11.60. This change was accounted for as a modification under IFRS 2 and the incremental fair value of USD 226k will be recorded in the statement of comprehensive income over the vesting period of the remaining grant, together with the remaining original grant date fair value yet to be recognised.

The fair value of the RSUs is based on the observed value of the underlying shares. As no dividend payments are expected over the vesting period, no further adjustment is required. The weighted average fair value of RSUs granted under the 2019 Plan during the three months and six months ended June 30, 2021 was USD 10.17 and USD 10.91, respectively. The fair value of the options awarded is determined using a Monte Carlo simulation model. The Monte Carlo simulation model utilizes multiple input variables to estimate the probability that market conditions will be achieved. The weighted average fair value of the options granted under the 2019 Plan during the three months ended June 30, 2021 was USD 7.59 and USD 7.47, respectively.

Exercises

During the six months ended June, 2021, 140,169 ESOP 2017 options were exercised. The weighted average share price at the date of exercise was USD 11.67. During the six months ended June 30, 2021, 187,430 RSUs were exercised. The weighted average share price at the date of exercise was USD 11.74.

12Commitments

Future payments for non-cancellable leases

The Group has various lease contracts in relation to the expansion of the Rostock headquarters and leasing of the Frankfurt laboratory, Airport Berlin, Airport Düsseldorf, Airport Cologne/ Bonn, Airport Munich, Airport Frankfurt and additional laboratory space in Hamburg. The future lease payments and utilities for these non-cancellable lease contracts are EUR 1,667k within one year, EUR 2,424k within five years and EUR 4,219k thereafter (December 31, 2020: EUR 283k, EUR 1,686k and EUR 4,855k respectively).

The Group has various non-cancellable lease contracts of office equipment and storage spaces which had a lease term of less than 12 months or were related to leases of low-value assets, and therefore the short-term lease recognition exemption was applied to these contracts. The future lease payments for these non-cancellable lease contracts are EUR 16k within one year (December 31, 2020: EUR 33k) and EUR 2k within five years (December 31, 2020: EUR 9k).

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and June 30, 2021 and for the three months and six months ended June 30, 2020 and 2021

Future payment obligations

As of June 30, 2021, the Group concluded agreements with suppliers, for goods and services to be provided subsequent to June 30, 2021 with a total payment obligation of approximately EUR 2,857k (December 31, 2020: EUR 4,669k).

13Contingent Liabilities

●	In May 2016, the Company was informed in writing by the Universitair Medisch Centrum Utrecht ("UMCU") that a claim had been initiated against UMCU regarding a prenatal diagnostic test that the Company conducted at their request which failed to identify a specific mutation present in a patient. On October 1, 2018, the UMCU and Neon Underwriting Limited formally filed a legal claim in the local court in Rostock, Germany against the Company alleging that the Company’s negligence in performing the test resulted in the misdiagnosis of the patient. UMCU is seeking recovery for compensatory damages as a result of the alleged misdiagnosis. By court order of November 8, 2018, the Regional Court of Rostock set the amount in dispute at EUR 880k.

On November 12, 2018, the Company submitted a notice to the Regional Court of Rostock with the intention to defend against the claim. On January 3, 2019, the Company filed a motion to dismiss in which the Company denied the merits of the claim. UMCU and Neon Underwriting Limited responded to this motion on March 15, 2019 with a statement of reply, and the parties have since made several court filings setting out their arguments since. By order dated June 3, 2019, the Regional Court of Rostock provided a first set of questions to be answered by an expert witness. Following a request by the Court, the Director of the Institute of Genetics at the University of Bonn recommended a professor for human genetics from the University of Aachen be appointed as an expert witness in this case. The Company agreed to such recommendation.

As of June 30, 2021, the amount in dispute was EUR 1.3 million. The matter was assigned to a new judge, due to the illness of the prior judge, and the decision to appoint the recommended expert witness is still pending.

The Company intends to continue to rigorously defend its position and considers that it is not probable the legal claim towards the Company will be successful and as a result has not recognized a provision for this claim as of June 30, 2021. In addition, in case a settlement would be required, the Company believes that the corresponding liability will be fully covered by the respective existing insurance policies.

●	Certain of our original shareholders agreed to reimburse us for the payments that we make to option holders under the 2016 Plan. Upon completion of the Follow-on Equity Offering, the relevant payables to the holders of vested options were settled mainly by the proceeds received from such original shareholders from the sale of their shares in the Follow-on Equity Offering. We have received a demand from one such original shareholder that alleges that it should have paid less to us in connection with the settlement of such payables. We believe such demand to be baseless and, should such original shareholder institute formal legal proceedings against us, intend to defend our interests vigorously.

●	The higher regional court of Rostock issued a final decision by which it has retroactively invalidated a contract entered into between Centogene GmbH (the “Company”) and the State of Mecklenburg-Western Pomerania (“MVP”) for COVID-19 testing, due to non-compliance by MVP with the public tender requirements of the German government. As a result of the invalidation, MVP now has a claim under German law against the Company for repayment of the full amount invoiced and received under the contract (EUR 2.3 million). The Company also has a claim against MVP for compensation for the value of services provided in expectation of the validity of the contract.

The understanding between MVP and Centogene is that the Company’s services were provided at market value and that despite the court’s invalidation of the contract, Centogene has a claim against MVP for EUR 2.3 million. Thus the amounts of these two claims would be expected to equal each other and could be

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2020 and June 30, 2021 and for the three months and six months ended June 30, 2020 and 2021 offset against one another. A contractual agreement putting this understanding in writing has been finalized and signed.

14Subsequent Events

Grant of restricted stock units

In the third quarter of 2021, 22,936 RSUs were granted to management, subject to the terms of the 2019 Plan and the applicable award agreement. The RSUs will vest in four equal tranches over a four-year period starting August 16, 2021.

Grants to CEO

In 2020 the Company and the new CEO entered into an award agreement under the 2019 Plan pursuant to which the CEO will receive certain awards in the form of RSUs, which have no exercise price. According to the agreement, a total of 324,000 RSUs were granted to the CEO on December 1, 2020, subject to the purchase of ordinary shares of the Company in the amount of CHF 1,000,000 within a certain period after the grant date. The CEO has initiated purchases under this program. Due to the short trading windows as defined in the Company’s insider trading rules in which the CEO was able to purchase shares, the Supervisory Board extended the period in which these purchases can be made and has agreed to allocate the grant pro rata to the percentage of the CHF 1,000,000 invested by the CEO in purchases of shares in the Company.

Legal settlement

In July 2021, Centogene GmbH and the State of Mecklenburg-Western Pomerania (“MVP”) entered into an agreement regarding Centogene’s cost compensation claim with respect to a previously invalidated COVID-19 testing contract. This settlement did not result in a required adjustment to the interim condensed consolidated financial statements.

Contingent Liability

On August 7, 2021, our partnering laboratory physician Prof. Dr. Peter Bauer was informed in writing by the Public Prosecutor's Office in Fulda that a criminal investigation had been initiated against him regarding allegedly falsely billing statements submitted to the Association of Statutory Health Insurance Physicians in Hessen (Kassenärztliche Vereinigung Hessen). The aggregate amount in question is EUR 42,268.50. The Company intends to support Prof. Dr. Peter Bauer in the defense of the case.